Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports First Quarter 2013 Financial Results

FFO and FFO per Share grew by 19% and 18% respectively, Same Property NOI grew by 3.1%

TEL-AVIV, ISRAEL; May 28, 2013 – Gazit-Globe (TASE: GZT; NYSE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers announced today its financial results for the first quarter ended March 31, 2013.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 5% to NIS 883 million (U.S.$ 242 million), compared to NIS 840 million (U.S.$ 230 million) in the same quarter last year

•	FFO for the quarter increased by 19% to NIS 150 million (U.S.$ 41 million), or NIS 0.90 per share (U.S.$ 0.25), compared to NIS 126 million (U.S.$ 35 million), or NIS 0.76 per share (U.S.$ 0.21), in the same quarter last year

•	Investments during the quarter totaled NIS 629 million (U.S.$ 172 million). The group recycled capital from the divestitures of non-core properties in the amount of NIS 611 million (U.S.$ 167 million)

•	Same Property NOI for the first quarter of 2013 grew by 3.1%, compared to same quarter last year

•	Occupancy rate as of March 31, 2013 reached 94.7%, compared to 95.0% as of December 31, 2012 and 94.3% as of March 31, 2012

•	Shareholders’ equity as of March 31, 2013 totaled NIS 7,618 million (U.S.$ 2,088 million), or NIS 46.1 per share (U.S.$ 12.64), compared to NIS 7,849 million (U.S.$ 2,152 million), or NIS 47.5 per share (U.S.$ 13.02), as of December 31, 2012, and to NIS 7,395 million (U.S.$ 2,027 million), or NIS 44.9 per share (U.S.$ 12.31), as of March 31, 2012. The decrease in shareholders’ equity compared to the year-end 2012 is a result of the NIS appreciation against foreign currencies

•	EPRA NAV per share as of March 31, 2013 was NIS 54.1 (U.S.$ 14.83) compared to NIS 56.9 per share (U.S.$ 15.60) as of December 31, 2012, and to NIS 51.6 (U.S.$ 14.15) as of March 31, 2012

•	As of March 31, 2013, the Group had cash on hand and unutilized revolving credit facilities in the amount of NIS 8.1 billion (U.S.$ 2.2 billion) of which NIS 2.0 billion (U.S.$ 0.55 billion) is at the Company level

•	As of March 31, 2013, net debt to total assets (LTV) was 55.6%, compared to 56.1% as of December 31, 2012, and to 57.8% as of March 31, 2012

•	The credit agency S&P Maalot upgraded Gazit-Globe’s domestic credit rating from ilA+ to ilAA- with a stable outlook

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.43 per share (U.S.$ 0.12) payable on July 2, 2013 to shareholders of record as of June 17, 2013, which represents an annualized projected dividend per share of NIS 1.72 (U.S.$ 0.47)

Roni Soffer, President of Gazit-Globe: “We continued to show steady growth across our key operational metrics during the first quarter of 2013, including strong growth in our FFO and FFO per share, while we deleveraged and strengthened our balance sheet. We are pleased that credit rating agencies have recognized these improvements as demonstrated by our most recent domestic credit rating upgrade by S&P Maalot from ilA+ to ilAA-.” “We are continuously looking to enhance the quality of our portfolio through proactive management in all the countries in which we operate as well as through the acquisition and development of selective urban assets that fit our portfolio” concluded Mr. Soffer.

Some historical numbers were retroactively adjusted due to new accounting standards

Numbers presented in USD are based on the exchange rate as of March 31, 2013 of 1 USD = 3.648 NIS

Financial Highlights for the first quarter 2013:

•	Rental income increased by 6% to NIS 1,340 million, compared to NIS 1,259 million in the first quarter of 2012

•	NOI increased by 5% to NIS 883 million, compared to NIS 840 million in the first quarter of 2012

•	FFO increased by 19% to NIS 150 million, or NIS 0.90 per share, compared to NIS 126 million, or NIS 0.76 per share, in the first quarter of 2012

•	Net income attributable to the Company’s shareholders totaled NIS 345 million, or NIS 2.08 per share, compared to NIS 258 million, or NIS 1.51 per share, in the first quarter of 2012

•	Cash flow from operating activities totaled NIS 72 million, compared to NIS 112 million in the first quarter of 2012

•	Same-property NOI grew by 3.1%, resulting from an increase of 3.7% in the same-property NOI from North America, a 2.7% increase in same-property NOI from Europe and a 1.2% increase in same-property NOI from Israel

•	Occupancy rate as of March 31, 2013 reached 94.7%, compared to 95.0% as of December 31, 2012 and 94.3% as March 31, 2012. Occupancy rate as of March 31, 2013 was 93.7% in North America, 96.1% in Europe and 98.6% in Israel

•	The fair value gain from investment property and investment property under development was NIS 177 million compared to NIS 313 million in the first quarter of 2012

Acquisition, Development and Redevelopment Activities:

•	During the quarter, the Group acquired 2 income-producing properties totaling 14 thousand square meters and adjacent land parcels for future development totaling NIS 264 million. The Group also invested NIS 365 million in development, redevelopment and expansion projects

•	As of March 31, 2013, the Group had 10 properties under development with a gross leasable area of 225 thousand square meters and 25 properties under redevelopment with a gross leasable area of 288 thousand square meters with a total investment of NIS 4,486 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,351 million

•	During the first quarter of 2013, Citycon completed the acquisition of the Kista Galleria shopping center in Stockholm, Sweden, together with Canada Pension Plan Investment Board (CPPIB) (50%) for approximately EUR 530 million

Financing Activities:

•	During the quarter, the Group raised NIS 470 million in equity and approximately NIS 1 billion in debentures and convertible debentures

•	The average cost of debt during the first quarter of 2013 was 4.7% compared to 4.9% during the first quarter of 2012

•	Subsequent to the quarter-end, the credit agency S&P Maalot upgraded Gazit-Globe’s domestic credit rating from ilA+ to ilAA- with a stable outlook

•	Subsequent to the quarter-end, Citycon received an investment grade credit rating from S&P (BBB-) and Moody’s (Baa3) with a stable outlook

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

Some historical numbers were retroactively adjusted due to new accounting standards

Numbers presented in USD are based on the exchange rate as of March 31, 2013 of 1 USD = 3.648 NIS

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CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, May 28, 2013 at 5:00 pm Israel Time/ 3:00 pm UK Time/ 10:00 am Eastern Time, to review the first quarter 2013 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com.

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit Globe owns and operates over 600 properties in more than 20 countries, with a gross leasable area of approximately 6.8 million square meters and a total value of more than $20 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1.212.897.9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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Below please find excerpts from our quarterly Report. For our full first quarter 2013 Financial Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2013	*) 2012	2012
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,914	924	1,683
Short-term investments and loans	422	462	538
Marketable securities at fair value through profit or loss	65	202	87
Available-for-sale financial assets	11	36	14
Financial derivatives	96	90	81
Trade receivables	736	685	744
Other accounts receivable	275	286	216
Inventory of buildings and apartments for sale	699	641	712
Income taxes receivable	23	13	15

	4,241	3,339	4,090
Assets classified as held for sale	1,267	1,040	1,482

	5,508	4,379	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,181	4,633	4,713
Other investments, loans and receivables	739	340	713
Available-for-sale financial assets	330	305	339
Financial derivatives	1,073	890	929
Investment property	54,193	50,635	55,465
Investment property under development	2,318	2,782	2,806
Non-current inventory	23	23	23
Fixed assets, net	183	162	187
Goodwill	97	100	100
Other intangible assets, net	15	55	17
Deferred taxes	186	188	198

	64,338	60,113	65,490

	69,846	64,492	71,062

*)	Retrospectively adjusted due to adoption of new IFRS standards.

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2013	*) 2012	2012
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	479	314	351
Current maturities of non-current liabilities	2,591	2,927	2,382
Financial derivatives	28	5	12
Trade payables	754	740	914
Other accounts payable	1,340	1,329	1,256
Advances from customers and buyers of apartments	260	217	257
Income taxes payable	35	54	52

	5,487	5,586	5,224
Liabilities attributed to assets held for sale	142	167	168

	5,629	5,753	5,392

NON-CURRENT LIABILITIES
Debentures	18,750	15,749	18,500
Convertible debentures	1,341	1,381	1,197
Interest-bearing loans from financial institutions and others	17,928	18,674	19,433
Financial derivatives	391	314	472
Other financial liabilities	355	281	346
Employee benefit liability, net	8	7	7
Deferred taxes	3,045	2,536	3,066

	41,818	38,942	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	219	218	219
Share premium	3,810	3,787	3,805
Retained earnings	4,973	4,096	4,699
Foreign currency translation reserve	(1,417)	(820)	(913)
Other reserves	54	135	60
Loans granted to purchase shares of the Company **)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,618	7,395	7,849
Non-controlling interests	14,781	12,402	14,800

Total equity	22,399	19,797	22,649

	69,846	64,492	71,062

*)	Retrospectively adjusted due to adoption of new IFRS standards.
**)	Represents an amount of less than NIS 1 million.

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Year ended
	March 31,		December 31,
	2013	*) 2012	2012
	NIS in millions (except for per share data)
Rental income	1,340	1,259	5,249
Property operating expenses	457	419	1,705

Net operating rental income	883	840	3,544

Revenues from sale of buildings, land and construction works performed	427	476	1,749
Cost of buildings sold, land and construction works performed	396	455	1,665

Gross profit from sale of buildings, land and construction works performed	31	21	84

Gross profit	914	861	3,628
Fair value gain from investment property and investment property under development, net	177	313	1,913
General and administrative expenses	(147)	(162)	(648)
Other income	5	90	164
Other expenses	(17)	(5)	(47)
Company’s share in earnings of equity- accounted investees, net	58	80	299

Operating income	990	1,177	5,309
Finance expenses	(477)	(506)	(2,214)
Finance income	213	26	120

Profit before taxes on income	726	697	3,215
Taxes on income	74	132	681

Net income	652	565	2,534

Attributable to:
Equity holders of the Company	345	258	957
Non-controlling interests	307	307	1,577

	652	565	2,534

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	2.09	1.57	5.80

Diluted net earnings	2.08	1.51	5.59

*)	Retrospectively adjusted due to adoption of new IFRS standards.

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FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 3 months		For the year
	ended		ended
	March 31		December 31
	2013	*) 2012	2012
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	345	258	957

Adjustments:
Fair value gain from investment property and investment property under development, net	(177)	(313)	(1,913)
Capital loss on sale of investment property and investment property under development	13	2	5
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	(189)	20	(36)
Adjustments with respect to equity-accounted investees	(6)	1	(43)
Loss from decrease in interest in investees	—	—	4
Deferred taxes and current taxes with respect to disposal of properties	65	127	668
Gain from bargain purchase	—	(82)	(134)
Acquisition costs recognized in profit or loss	4	3	26
Loss from early redemption of interest-bearing liabilities	3	4	147
Non-controlling interests’ share in above adjustments	62	109	685

Nominal FFO	120	129	366

Additional adjustments:
CPI and exchange rates linkage differences	3	2	94
Depreciation and amortization	4	3	16
Adjustments with respect to equity-accounted investees	15	(20)	2
Other adjustments[1]	8	12	55

FFO according to the management approach	150	126	533

Basic FFO according to the management approach per share (in NIS)	0.90	0.77	3.23

Diluted FFO according to the management approach per share (in NIS)	0.90	0.76	3.23

Number of shares used in the basic FFO calculation[2] (in thousands)	165,313	164,821	164,912

Number of shares used in the diluted FFO calculation (in thousands)	165,530	165,065	165,016

*)	Retrospectively adjusted due to the adoption of new IFRS standards.
[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include expenses from extra-ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property.

[2]	Number of issued shares (weighted average for the period)

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